

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 6, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Scott Taylor
Chief Executive Officer
Mondial Ventures, Inc.
8416 Angus Drive
Vancouver, British Columbia, Canada V6P 1L3

>   **Re: Mondial Ventures, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 2, 2007**
>   **File No. 000-51033**

Dear Mr. Taylor:

    We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2006</u>

<u>Item 8A Controls and Procedures, page 25</u>

1.   We note your statement that the chief executive officer and principal accounting officer have concluded that the company's disclosure controls and procedures are effective "subject to the limitations noted above." Given the exceptions noted, it

remains unclear whether your chief executive officer and principal accounting officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal accounting officer on the effectiveness of your disclosure controls and procedures.

Exhibit 31.1 and Exhibit 31.2

2.   Please confirm that the inclusion of your Chief Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Chief Executive Officer's and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B. Please revise you filings as applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief